

June 12, 2012

<u>Via E-mail</u>
Joseph V. Topper, Jr.
Chief Executive Officer
Lehigh Gas Partners LP
702 West Hamilton Street, Suite 203
Allentown, Pennsylvania 18101

> **Re: Lehigh Gas Partners LP**
> **Registration Statement on Form S-1**
> **Submitted May 11, 2012**
> **File No. 333-181370**

Dear Mr. Topper:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including any material contracts, and supply the partnership agreement which is to be included as appendix A. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application and details regarding the new credit facility, once available, and promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, including details regarding the organizational structure which appears in text and graphics at pages 10-11.

Prospectus Cover Page

2.   Please refer to the risk factor disclosure at page 37 under "The board of directors of our general partner may modify or revoke our cash distribution policy…." Insofar as the referenced policy may be changed at any time in the board's discretion, explain to us why you believe it is appropriate to refer to "the minimum quarterly distribution" you describe in the first bullet point and elsewhere.

3.   If you continue to refer to a "minimum" distribution, revise to explain the basis for the terminology and advise us where the pertinent provisions may be found in the partnership agreement, which has not yet been filed or subject to staff review. In that regard, we note that you state at page 57 under "Our Cash Distribution Policy" that it is your "intent" to distribute the referenced "minimum quarterly" amount.

4.   Include as a new first or second bullet point on the cover page new disclosure which makes clear that the board's discretionary authority to end the cash distributions at any time could result in no such distributions ever being paid, regardless of the amount of cash available for that purpose.

5.   Similarly, we note also your statement at page 1 that "Our primary business objective is to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions." Please revise that statement as appropriate if necessary.

6.   We note the disclosure at page 14 regarding your inability to have made any payments on the subordinated units. Please include a new bulleted risk factor here and elsewhere in your document which states explicitly that you had a shortfall over the corresponding pro forma period that would have prevented you from paying the "minimum" quarterly distribution on all units as a whole, including subordinated units. Specify how many of the previous four quarters would have experienced such a deficiency. We note the related disclosure in which you characterize the deficiency as your ability to pay a certain specified percentage. Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor at page 24 to make clear the extent of the deficiency in each quarter. We may have additional comments once you provide the particulars.

Summary, page 1

7.   We note your statement at page 1 that "[m]arket and industry data and other statistical data used throughout this prospectus are based on independent industry publications, government publications and other published reports." At pages 5 and 6, you refer to you and your senior management team's "proven track record." Please provide us with copies of the source material for the statistics (such as your ranking as a "top ten independent distributor by volume") and to support the "proven track record" assertions if you retain them. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus. Advise us whether you commissioned any of the cited

sources, and if so, explain why you have not identified the sources and filed appropriate consents as exhibits.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 18

General

8.   Wherever practicable in your charts, please separate predecessor and successor financial periods, audited and unaudited financial periods, and pro forma and historical financial information with heavy black vertical lines.

9.   Please separate the data where appropriate on pages 21 and 84 to add headers to clarify that the 2009 balance sheet data of the predecessor is "unaudited."

Use of Proceeds, page 54

10.   We note that the proceeds from the offering will be used to reduce amounts borrowed under the new credit facility. Please revise your disclosure to state whether you have plans to draw down on the new facility on or shortly after the completion of the offering.

11.   You present pro forma information for the year ended December 31, 2011. Advise us whether you intend to provide updated disclosure in that regard and if not, whether presenting a different period would have yielded different results.

Cash Distribution Policy and Restrictions on Distributions, page 57

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution, page 60

12.   We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis. For example, you could expand the table on pages 62-63 to show distributions by quarter. We believe that the timing and amount of expected distributions are important considerations for investors, and that information demonstrating the ability to make planned distributions is necessary for investors to make an informed investment decision. This information is typically presented in the form of projections prepared for periods that correspond to the periods for which distributions will be made. As you intend to make quarterly distributions, we believe that projections prepared on a quarterly basis would be appropriate.

Significant Forecast Assumptions, page 63

13.   We note your statement that the assumptions disclosed are not "all-inclusive." Please revise your disclosure to include all material assumptions relating to your forecast. Also make clear that any assumptions not discussed were not deemed to be material.

14.   We note that you have provided line items to adjust cash available for distribution for maintenance capital expenditures and expansion capital expenditures. However, your disclosure on page 66 appears to be limited to a discussion of maintenance capital expenditures. Please revise your disclosure in this regard.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Results of Operations, page 89

15.   Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues in each period. For example, quantify not simply the extent to which motor fuel prices and volume changed but the actual impact on your revenues for the fiscal year ended December 31, 2011 – i.e., the dollar change attributed to each of the two components. In addition, please provide an analysis of the changes in costs of revenues for each period for which financial statements are provided in your filing. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 95

16.   Please expand your disclosure to provide an expanded discussion and analysis of your liquidity focusing on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. Your revised disclosure should provide additional information regarding the material sources and uses of cash in each period. For additional guidance, refer to SEC Release No. 33-8350.

Management, page 125

Directors, Executive Officers and Key Members of Management, page 126

17.   We note your statement at page 129 that your executive officers intend to devote as much time to the management of your business as is necessary. Please revise the sketches to quantify for each executive officer the estimated percentage of professional time each intends to devote to your business. We note your statement at page 130 that your named executive officers will devote a significant amount of their time to LGC's business.

18.   Item 401(e) of Regulation S-K requires a brief description of each individual's principal occupations and employment during the past five years, as well as a brief explanation as to responsibility undertaken in prior positions if the officer or key member has been employed by the registrant (or in this case, the general partner) for fewer than five years. Please revise the sketches as appropriate, including those which reference only current positions held without specifying when service began in that capacity. Examples of sketches requiring revision include those you provide for Mr. De Sena, Ms. Derstine, Mr. Miller, Ms. Topper, and Mr. Reilly.

Security Ownership of Certain Beneficial Owners and Management, page 135

19.   Please revise to indicate by footnote that Joseph V. Topper, Jr. and John B. Reilly, III own LGC and that, at the closing of the proposed offering, LGC will own all of the membership interests in Lehigh Gas GP LLC.

The Partnership Agreement, page 152

20.   In light of several pending lawsuits challenging the validity of choice of forum provisions in companies' organizational documents, please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Financial Statements

Unaudited Pro Forma Combined Financial Statements, page F-2

21.   You state on pages 19 and 83 that you have excluded from your pro forma financial statements marginally performing assets, retail motor fuel assets and operations, environmental reserves and other miscellaneous assets and liabilities associated with the sites that are being contributed. With regard to each material item excluded, please quantify for us the amount excluded and tell us why you believe it is appropriate to exclude the item.

Financial Statements of Lehigh Gas Entities (Predecessor)

General

22.   Please be mindful of your need to update the financial statements for each entity. Refer to Rule 3-12 of Regulation S-X. In addition, with each amendment to your filing, please monitor the need to provide updated auditors' consents with regard to each entity pursuant to Item 601(23) of Regulation S-K.

Combined Statements of Operations, page F-8

23.   Please explain to us why you believe that up-front fees paid by operators and dealers are appropriately classified in "Other income, net." As part of your response, please describe the nature of these fees.

24.   Please explain to us how you determine and distinguish asset disposals for which a gain or loss is recognized in operating income versus those recognized as discontinued operations. In this regard, we note that disclosure on page F-18 indicates that a sold location is accounted for as a discontinued operation. However, disclosure at the bottom of page 93 indicates that the gain on the sale of certain sites was recognized within continuing operations.

25.   We note that one of your subsidiaries, Lehigh Gas Wholesale Services, Inc., is subject to U.S. federal, state and local tax on its taxable income. Please explain to us why income tax due on the earnings of this entity is not reflected as income tax expense in the Statements of Operations. Additionally, please tell us whether you plan to make a pro forma adjustment for income tax expense associated with this entity.

Notes to the Combined Financial Statements

Note 1 – Organization and Basis of Presentation, page F-11

26.   We note that your financial statements exclude the historical operating activities of Lehigh Gas - Ohio, LLC. However, we also note your disclosure stating that the wholesale distribution business of this entity will be contributed to you in connection with this offering. Please tell us how your financial statements reflect the historical operations of the entities that will comprise the continuing operations of Lehigh Gas Partners LP.

Note 2 – Summary of Significant Accounting Policies, page F-12

General

27.   Please tell us about the attribution model used to allocate costs incurred on your behalf by Lehigh Gas Corporation and provide disclosure to the extent applicable. Refer to SAB Topic 1B1.

Segment Reporting, page F-13

28.   Please explain to us why you believe that your sale of motor fuels and the leasing of real estate do not represent two separate operating segments. We note that your Combined Statements of Operations appear to indicate that discrete revenue and cost information for these two revenue streams is prepared and used to prepare your financial statements. Please provide us with a detailed analysis supporting your determination that you operate in only one operating segments in accordance with FASB ASC 280-10-50. As part of your response:

- Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

- Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended December 31, 2011;

- Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

- Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

Property and Equipment, page F-15

29.   We note that your policy disclosure states, "Gains or losses on the disposition of property and equipment are generally recorded in the period incurred for sales that are recognized." Please clarify your disclosure to explain when you recognize gains and losses in a period other than the period in which a sale is recognized. Refer to FASB ASC 360-10-35-40 and 360-10-40-5.

Note 16 – Environmental Liabilities, page F-41

30.   Please tell us how you considered providing disclosure regarding the estimated time frame for realization of environmental indemnification assets. Refer to FASB ASC 410-30-50-10b. With your response, please tell us how your expectations regarding the timing of collection impacted your conclusion to record environmental indemnification assets for amounts that will not be realized within the near term.

Note 18 – Commitments and Contingencies, page F-43

Legal Actions, page F-45

31.   Please add disclosure here to clarify whether legal actions are expected to have a material adverse effect on your liquidity position. Additionally, please disclose the amount that has been accrued and the range of reasonably possible loss for unrecognized contingencies, or explain to us why you do not believe this disclosure is required. Refer to FASB ASC 450-20-50. Finally, please clarify elsewhere in your filing whether you (Lehigh Gas Partners LP) will assume liability for actions or are at risk for being responsible for actions that existed prior to the consummation of the transactions described in your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
Chad J. Rubin
Duane Morris LLP